Exhibit 99.1

First Quarter Report – 2009 (in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended March 31, 2009

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three months ended March 31, 2009 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 5, 2009.

FIRST QUARTER HIGHLIGHTS

•	Gold production increased by 18% to 616,500 ounces compared with 521,900 ounces in 2008.

•
Total cash costs were $288 per gold ounce, net of by-product copper and silver credits, compared with $238 per ounce in 2008. On a co-product basis, cash costs were $353 per gold ounce, compared with $395 per gold ounce in 2008.(1)(2)

•
Net earnings of $290.9 million ($0.40 per share), compared to net earnings of $229.5 million ($0.32 per share) in 2008. Adjusted net earnings (3) amounted to $169.3 million ($0.23 per share), compared with adjusted net earnings of $164.7 million ($0.23 per share) in 2008.

•	Operating cash flows of $298.1 million, compared to $216.3 million in 2008. Operating cash flows before working capital changes (4) of $303.3 million, compared to $239.1 million in 2008.

•	Dividends paid of $32.9 million, compared to $31.9 million in 2008.

(1)	Excludes the San Martin operation, which commenced reclamation activities in October 2007.

(2)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. By-product cash costs are computed by deducting by-product copper and silver sales revenues from operating cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals using a ratio based on gold revenues as a proportion of total revenues. Refer to page 26 for a reconciliation of total cash costs to reported operating expenses.

(3)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 27 for a reconciliation of adjusted net earnings to reported net earnings.

(4)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

GOLDCORP | 1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, and the Marigold (66.7% interest) and Wharf gold mines in the United States.  Significant development projects include the Peñasquito gold/silver/zinc project in Mexico, the Cochenour expansion at Red Lake mine, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 66% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in development of the Mt. Milligan gold-copper project in British Columbia.

Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet. Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.

During the first quarter of 2009, the Company realized an average gold price of $912 per ounce, a 14% increase from the fourth quarter of 2008. The 11% decrease in gold ounces sold during the first quarter of 2009 compared to the fourth quarter of 2008 was expected given the company’s approved budgeted mine plans for 2009.  Costs of operations have remained stable compared to the previous quarter, with operating expense increases being offset by gains from the weakening of non-US dollar currencies in the locations in which the Company operates. Specifically, the Canadian dollar and Mexican peso weakened by 3% and 10% respectively during the first quarter of 2009. A beneficiary of the current economic crisis is the US dollar, which has strengthened against a basket of currencies since August 2008.

During the first quarter of 2009, several major milestones at our Peñasquito project related to the sulphide mining and processing facilities and related infrastructure were achieved.  Mining activities aimed at exposing sulphide ore for commencement of the processing operations have been advancing very successfully.  Overburden is being removed and oxidized material is being hauled to the oxide heap leach facility in order to access the sulphide ore beneath.  As at mid-April, approximately 2.3 million tonnes of sulphide ore had been stockpiled in anticipation of the start up of the primary crusher.  The average mining rate is now in excess of 500,000 tonnes per day following the commissioning of the fourth 70 cubic yard shovel in January 2009 and the 52nd (300 tonne) haul truck in April 2009.  The commissioning of the primary crusher also commenced early in the second quarter with the first material crushed and conveyed on April 10, 2009.

In the beginning of the year, with a focus on prudent fiscal management and capital spending, the Company temporarily deferred spending at certain longer-term growth projects such as the Éléonore gold project, the development of the Cochenour property located near Red Lake, the planned open pit at Red Lake and the potential Hollinger underground operation at Porcupine, while key near-term projects are being developed. The key near-term projects include the start-up of the first sulphide mill circuit at Peñasquito, construction of the Pueblo Viejo project and completion of the Red Lake underground development program. Sufficient resources have been allocated to the deferred projects in 2009 to maintain continuity of exploration, engineering and permitting programs, while maintaining the ability to accelerate development as market conditions improve.

During the first quarter of 2009 the Company benefited from strong gold prices and solid operating performances at all of the Company’s mines resulting in operating cash flows in excess of management’s expectations.   In light of the strong cash flows, management intends to commence the development program for the Cochenour project at the Red Lake gold district in Ontario, Canada in the second quarter of 2009. The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel gold discovery acquired by Goldcorp in the Gold Eagle transaction in September 2008 and is an important step in the work underway to optimize the long-term development plans for Goldcorp’s entire Red Lake asset portfolio.

GOLDCORP | 2

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1) (2)

	Three Months Ended
	March 31		December 31		September 30		June 30
	2009	2008	2008	2007	2008	2007	2008	2007

Revenues	$624.8	$626.7	$609.0	$679.8	$552.2	$524.0	$631.7	$528.8
Gold produced (ounces)	616,500	521,900	691,800	622,600	557,400	545,000	553,200	526,000
Gold sold (ounces)	607,900	517,800	680,200	623,100	550,500	524,000	556,200	536,900
Average realized gold price (per ounce)	$912	$932	$797	$797	$865	$685	$897	$665
Average London spot gold price (per ounce)	$908	$925	$795	$786	$872	$680	$896	$667
Earnings from operations	$201.8	$219.4	$51.0	$195.6	$99.4	$155.4	$136.2	$135.9
Net earnings (loss) from continuing operations	$290.9	$229.5	$958.1	$196.6	$297.2	$70.3	$(9.2)	$(9.0)
Net earnings from discontinued operations (1)	$-	$-	$-	$59.9	$-	$5.5	$-	$11.9
Net earnings (loss)	$290.9	$229.5	$958.1	$256.5	$297.2	$75.8	$(9.2)	$2.9
Earnings (loss) per share from continuing operations Basic	$0.40	$0.32	$1.31	$0.28	$0.42	$0.10	$(0.01)	$(0.01)
Diluted	$0.40	$0.32	$1.31	$0.28	$0.42	$0.10	$(0.01)	$(0.01)
Net earnings (loss) per share Basic	$0.40	$0.32	$1.31	$0.36	$0.42	$0.11	$(0.01)	$0.00
Diluted	$0.40	$0.32	$1.31	$0.36	$0.42	$0.11	$(0.01)	$0.00
Cash flow from operating activities of continuing operations	$298.1	$216.3	$247.9	$229.6	$217.1	$189.0	$184.7	$120.9
Total cash costs of continuing operations – by-product (per gold ounce) (3)(4)	$288	$238	$323	$208	$346	$160	$308	$166
Total cash costs of continuing operations – co-product (per gold ounce) (3)(5)	$353	$395	$358	$327	$398	$297	$432	$304
Dividends paid	$32.9	$31.9	$32.7	$31.9	$32.1	$31.7	$32.0	$31.7
Cash and cash equivalents	$260.8	$1,268.9	$262.3	$510.8	$453.9	$599.6	$1,160.8	$254.2
Total assets	$19,328.4	$17,868.4	$19,008.8	$18,952.2	$19,017.0	$18,233.9	$18,012.1	$17,738.2

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (non-GAAP(1))
Revenues	$624.8	$626.7	$609.0	$708.9	$552.2	$554.1	$631.7	$567.0
Gold produced (ounces)	616,500	521,900	691,800	638,900	557,400	556,200	553,200	539,500
Gold sold (ounces)	607,900	517,800	680,200	638,500	550,500	537,200	556,200	546,400
Total cash costs- by-product (per gold ounce) (3)(4)	$288	$238	$323	$195	$346	$140	$308	$133
Total cash costs- co-product (per gold ounce) (3)(5)	$353	$395	$358	$327	$398	$297	$432	$304

(1)
As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine were reclassified as discontinued operations, in accordance with GAAP.  Where noted, certain results above have been presented including La Coipa for informational purposes only.

GOLDCORP | 3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

(2)
Includes the operating results of Peak to April 27, 2007, the date of disposition. Includes 100% of the operating results of Porcupine and Musselwhite after December 21, 2007 and 51% and 68%, respectively, prior to December 21, 2007. Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(3)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 and beyond have been presented excluding San Martin for informational purposes only.

(4)
The calculation of total cash costs per gold ounce is net of by-product sales revenues (by-product copper revenues for Peak and Alumbrera; by-product silver revenues for La Coipa and Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 per silver ounce prior to November 2008) sold to Silver Wheaton).

(5)
Total cash costs per gold ounce on a  co-product basis is computed by allocating operating cash costs separately to metals using a ratio of gold revenues as a proportion of total revenues for Peak and Alumbrera (includes copper revenues); La Coipa and Marlin (includes silver revenues).

GOLDCORP | 4

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results

Three months ended March 31, 2009 compared to the three months ended March 31, 2008

Net earnings for the first quarter of 2009 were $290.9 million or $0.40 per share, compared with $229.5 million or $0.32 per share in the first quarter of 2008.  Compared to the first quarter of 2008, net earnings for the three months ended March 31, 2009 were impacted significantly by the following factors:

•
Despite a 2% decrease in realized gold prices to $912 per ounce (first quarter of 2008 - $932 per ounce) and a 56% decrease in realized copper prices, revenues only decreased by 0.3%, or $1.9 million due to a 17% and 31% increase in gold and copper sales volumes. Revenues in the first quarter of 2009 also no longer included the results of Silver Wheaton due to the disposition of its remaining interests in Silver Wheaton in the first quarter of 2008 (first quarter of 2008 - $27.8 million);

•
Operating expenses remained unchanged compared to the first quarter of 2008 primarily as a result of the favourable impact of the Canadian dollar and Mexican peso foreign exchange movements, offset by the increase in gold and copper sales volumes;

•
The 23% weakening of the Canadian dollar and the 34% weakening of the Mexican peso against the US dollar positively impacted the earnings of the Canadian operations by approximately $26.8 million and the earnings of the Mexican operations by approximately $6.4 million when compared to the first quarter of 2008;

•	The increase in sales volume increased depreciation and depletion by 14%;

•
A $121.4 million non-cash foreign exchange gain in the first quarter of 2009 on the translation of significant future income tax liabilities on mining interests arising from acquisitions, compared to a $56.5 million loss in the first quarter of 2008, due primarily to the weakening of the Canadian dollar and Mexican peso;

•
A $1.0 million gain on non-hedge derivatives in the first quarter of 2009 from foreign currency and heating oil forward purchase and collar contracts, compared to a $31.6 million loss from copper forward purchase contracts in the first quarter of 2008, and;

•
A lower effective tax rate in the first quarter of 2009, excluding the impact of the foreign exchange gain on the translation of future income tax liabilities, due to additional tax benefits recognized from the harmonization of Ontario with the Canadian Federal tax system and the final settlement of certain tax audit issues.  In addition, results for the first quarter of 2008 included a $155.9 million future income tax payable related to the disposition of Silver Wheaton shares.

Adjusted net earnings amounted to $169.3 million (1) for the three months ended March 31, 2009, compared to $164.7 million for the first quarter of 2008.

GOLDCORP | 5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended March 31, 2009 compared to the three months ended December 31, 2008

Net earnings for the first quarter of 2009 were $290.9 million or $0.40 per share, compared with $958.1 million or $1.31 per share in the fourth quarter of 2008.  Compared to the prior quarter, net earnings for the three months ended March 31, 2009 were impacted significantly by the following factors:

•
Revenues increased by $15.8 million, or 3%, due to a 14% and 134% increase in realized gold and copper prices, respectively.  Offsetting these increases are 11% and 52% lower gold and copper sales volumes, respectively;

•
Operating expenses decreased by $48.2 million, or 16% compared to the prior quarter primarily as a result of the lower gold and copper sales volumes and the cessation of processing at the San Martin heap leach at the end of the prior quarter which reduced operating expenses by $10.3 million.  In addition, operating expenses for the prior quarter included an $8.0 million write-down of  inventory at San Martin;

•	The decrease in sales volume decreased depreciation and depletion by 15%;

•
A $121.4 million non-cash foreign exchange gain in the first quarter of 2009 on the translation of significant future income tax liabilities on mining interest arising from acquisitions, compared to a $985.7 million gain in the prior quarter, due primarily to the further weakening of the Canadian dollar (3%) and Mexican peso (10%);

•
A $1.0 million gain on non-hedge derivatives in the first quarter of 2009 from foreign currency and heating oil forward purchase and collar contracts, compared to a $13.8 million gain from copper forward purchase contracts in the prior quarter;

•
The results of the prior quarter also included a $30.9 million after tax ($47.1 million before tax) write-down in the carrying amount of the Pamour open pit at Porcupine and an $88.5 million loss on securities due to the other than temporary decline in fair values of two investments in equity securities, and;

•
A higher effective tax rate in the first quarter of 2009, excluding the impact of the foreign exchange gain on the translation of future income tax liabilities, primarily due to the use of Mexican flat tax credits to reduce taxable earnings in Mexico in the fourth quarter of 2008, partially offset by additional tax benefits recognized on the final settlement of certain tax audit issues in the first quarter of 2009.

Adjusted net earnings amounted to $169.3 million (1) for the three months ended March 31, 2009, compared to $84.4 million for the prior quarter.

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 26 for a reconciliation of adjusted net earnings to reported net earnings.

GOLDCORP | 6

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended March 31
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (per gold ounce) (1)
Red Lake	2009	$149.9	161,900	164,200	$911	$80.8	$265
	2008	120.3	128,500	129,400	928	48.5	369
Porcupine	2009	71.5	78,300	78,600	909	19.6	450
	2008	65.5	66,800	69,900	935	9.3	634
Musselwhite	2009	50.8	54,600	55,200	920	12.7	532
	2008	39.9	38,800	43,000	926	0.5	746
San Dimas (1)	2009	30.5	27,700	28,000	913	15.3	257
	2008	28.1	24,100	26,900	921	10.7	383
Los Filos	2009	55.8	60,500	60,700	911	15.9	467
	2008	47.0	48,300	50,400	932	21.4	277
El Sauzal	2009	67.1	70,900	72,800	913	31.6	120
	2008	54.3	56,500	58,000	930	23.4	159
Peñasquito (2)	2009	-	16,400	-	-	-	-
	2008	-	-	-	-	-	-
Marlin (1)	2009	73.0	64,500	67,700	907	28.9	217
	2008	79.6	70,300	67,400	934	41.3	55
Alumbrera (1)	2009	94.7	47,200	44,400	925	30.1	(368)
	2008	133.0	51,100	36,000	960	68.2	(1,610)
Marigold	2009	17.8	16,600	19,500	912	0.5	728
	2008	20.2	22,000	21,700	930	5.3	561
Wharf	2009	13.7	15,300	14,200	910	1.9	674
	2008	11.4	11,600	12,100	913	3.0	568
Terrane	2009	-	-	-	-	(1.0)	-
	2008	-	-	-	-	(1.7)	-
Other (3)	2009	-	2,600	2,600	911	(34.5)	-
	2008	27.4	3,900	3,000	937	(10.5)	-
Total	2009	$624.8	616,500	607,900	$912	$201.8	$288
	2008	626.7	521,900	517,800	932	219.4	238

(1)
The calculation of total cash costs per gold ounce is net of by-product sales revenues (by-product copper revenue for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 per silver ounce prior to November 2008) sold to Silver Wheaton). Cash costs have been presented excluding San Martin for information purposes only.

(2)	Represents pre-commercial production ounces from Peñasquito. Sales and related sales revenues are excluded as they are credited against capitalized project costs.

(3)
Includes costs of silver sales in San Dimas, corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition, and San Martin which commenced reclamation activities in October 2007.

GOLDCORP | 7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada
	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tonnes of ore milled	189,500	211,100	198,800	185,300	170,300
Average mill head grade (grams/tonne)	27	29	26	26	23
Average recovery rate	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	161,900	191,000	160,100	149,600	128,500
– Sold	164,200	188,400	159,000	141,500	129,400

Average realized gold price (per ounce)	$911	$795	$875	$890	$928
Total cash costs (per ounce)	$265	$232	$297	$339	$369
Financial Data
Revenues	$149.9	$150.0	$139.3	$126.2	$120.3
Depreciation and depletion	$21.5	$28.8	$26.5	$21.5	$18.6
Earnings from operations	$80.8	$71.3	$60.4	$51.3	$48.5
Expenditures on mining interests	$21.9	$23.9	$22.9	$22.0	$30.8

Red Lake gold mines had a solid first quarter of production with gold production of 161,900 ounces, at a total cash cost of $265 per ounce, compared to 128,500 ounces, at a total cash cost of $369 per ounce for the first quarter of 2008. In comparison to the first quarter of 2008, Red Lake gold mines experienced 17% higher grades and 11% higher tonnage.  The increases in grades and tonnes were mainly attributable to long-hole stope mining from the 42 to 43 levels in the high grade zone rather than the traditional cut & fill mining methods.  Bulk mining of this block accelerated mining rates. Cash costs for the first quarter of 2009 were 28%, or $104 per ounce, lower than in the first quarter of 2008 due to increased ounces produced ($78 per ounce, or 75%) and a weaker Canadian dollar ($66 per ounce, or 63%), offset by higher operating costs ($40 per ounce, or 38%).  The increase in operating costs was mainly attributable to higher employee costs ($3.8 million) and the increased usage of contractors to supplement workforce for the operation of the #3 shaft and to provide long-hole drilling services ($1.9 million).

Gold production for the first quarter of 2009 was 15%, or 29,100 ounces, less than in the fourth quarter of 2008. In comparison to the prior quarter, Red Lake experienced 7% lower grades and 10% lower mill throughput. The decrease in mill head grade and mill throughput was consistent with the 2009 plan which reflects previous development constraints.

Cash costs for the first quarter of 2009 were 14%, or $33 per ounce, higher than in the prior quarter due to reduced ounces produced ($34 per ounce, or 103%) and higher operating costs ($4 per ounce, or 12%), offset by a weaker Canadian dollar ($5 per ounce, or 15%).  The increase in operating costs was mainly attributable to increased employee costs ($4.1 million) due to general wage increases.

The installation of underground infrastructure continued throughout the first quarter of 2009 with significant improvements in both the dewatering and ventilation systems. Reaming of the new raise bore for the second phase of the ventilation system began and is expected to be completed in April 2009 as scheduled.  Work continues on improving the mine dewatering system which will also be operational in the second quarter of 2009 as scheduled.

Exploration drilling continues in the primary ore areas with the key focus for the remainder of 2009 on development and exploration advances to provide greater mining flexibility for future years. Development of the 4199 drift to provide access for delineation and exploration drilling in the deep portions of the High Grade Zone continued on schedule and drilling is expected to begin in the second half of the year.

GOLDCORP | 8

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mine, Canada
	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tonnes of ore milled	998,700	1,006,000	921,700	901,300	964,800
Average mill head grade (grams/tonne)	2.82	2.81	2.64	2.61	2.37
Average recovery rate (%)	90%	90%	93%	92%	94%
Gold (ounces)
– Produced	78,300	84,700	69,000	70,500	66,800
– Sold	78,600	84,400	69,000	70,700	69,900

Average realized gold price (per ounce)	$909	$795	$865	$894	$935

Total cash costs (per ounce)	$450	$500	$583	$652	$634
Financial Data
Revenues	$71.5	$67.0	$59.8	$63.3	$65.5
Depreciation and depletion	$15.7	$18.1	$15.6	$19.4	$10.8
Earnings (loss) from operations (1)	$19.6	$(42.2)	$1.3	$(2.6)	$9.3
Expenditures on mining interests	$4.4	$10.5	$13.0	$12.7	$10.0

(1)
During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit as a result of a reduction of 1.4 million in its proven and probable ounces of gold reserves.

Gold production for the first quarter of 2009 was 17%, or 11,500 ounces, more than in the first quarter of 2008, due to higher grades and higher mill throughput. In comparison to the first quarter of 2008, Porcupine experienced significantly better performance at all three mines resulting in 19% higher grades and 4% higher tonnage.  An increased Hoyle Pond underground ore supply resulted in 14% higher grades and 13% higher tonnage. As mining of the bottom of the Pamour open pit is nearing completion, the mine is experiencing 19% higher grades and 3% higher tonnage. Significant improvement in stope sand fill removal from ore in the Dome underground resulted in 18% higher grades and 90% higher tonnage.

Cash costs for the first quarter of 2009 were 29%, or $184 per ounce, lower than in the first quarter of 2008 due to increased ounces produced ($70 per ounce, or 38%) and a weaker Canadian dollar ($114 per ounce, or 62%).

Gold production for first quarter of 2009 was 8%, or 6,400 ounces, less than in the fourth quarter of 2008, mainly due to a 1% lower mill throughput and increase in in-circuit inventory. In comparison with the prior quarter, the Hoyle Pond underground operation experienced 27% higher grades as new mining horizons came into production and 11% lower tonnage due to increased depth; the Pamour open pit operation experienced 11% lower grades and 4% higher tonnage; and the Dome underground operation experienced 14% lower grades and 33% higher tonnage due to production from large low grade bulk zones coming on line. In addition, mill throughput was lower due to a planned mill maintenance shutdown.

Cash costs for the first quarter of 2009 were 10%, or $50 per ounce, lower than in the prior quarter due to lower operating costs ($75 per ounce, or 150%) and a weaker Canadian dollar ($11 per ounce, or 22%), offset by decreased ounces produced ($36 per ounce, or 72%). The decrease in operating costs was attributable to contractor services ($1.7 million), diesel fuel ($0.7 million), explosives ($0.9 million), reagents ($0.3 million) and exploration drilling ($1.1 million).

Exploration during the first quarter of 2009 was focused almost entirely on the Hoyle Pond underground. Drilling occurred in areas directly below the current mining horizon and further down dip to test the extent of the ore body at depth.  Drilling results in both areas continue to be encouraging and illustrate orebody continuity to depth.

GOLDCORP | 9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada
	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tonnes of ore milled	319,800	325,700	316,600	324,300	270,200
Average mill head grade (grams/tonne)	5.72	6.65	5.60	5.00	4.86
Average recovery rate (%)	95%	95%	96%	95%	95%
Gold (ounces)
– Produced	54,600	69,300	52,300	50,100	38,800
– Sold	55,200	69,000	52,600	49,400	43,000

Average realized gold price (per ounce)	$920	$802	$857	$897	$926
Total cash costs (per ounce)	$532	$512	$597	$644	$746
Financial Data
Revenues	$50.8	$55.3	$45.0	$44.4	$39.9
Depreciation and depletion	$6.6	$7.2	$6.6	$6.1	$5.9
Earnings from operations	$12.7	$11.2	$5.3	$4.2	$0.5
Expenditures on mining interests	$15.5	$5.3	$6.7	$11.8	$7.4

Gold production for the first quarter of 2009 was 41%, or 15,800 ounces, more than in the first quarter of 2008. The higher production was attributable to 18% higher grades and mill throughput, partially offset by an increase in mill circuit inventory. Mechanical failures in the crusher/conveyor system in the first quarter of 2008 adversely impacted the mill throughput. The higher grades were due to higher proportion of feed coming from the higher grade PG and PQ Deeps zones.

Cash costs for the first quarter of 2009 were 29%, or $214 per ounce, lower than in the first quarter of 2008 due to increased ounces produced ($165  per ounce, or 77%) and a weaker Canadian dollar ($128 per ounce, or 60%),  partially offset by  higher operating costs ($79 per ounce, or 37%). The increase in operating costs was primarily attributable to increased employee costs ($1.4 million) resulting from larger workforce and general wage increases, increased repairs and maintenance costs ($1.1 million), higher camp costs ($0.3 million), and higher freight costs ($0.5 million).

Gold production for the first quarter of 2009 was 21%, or 14,700 ounces, less than in the fourth quarter of 2008. In comparison to the prior quarter, Musselwhite experienced 14% lower grades and 2% lower mill throughput. The lower grades were in accordance with the mine plan. Mill throughput was limited by mine output due to stope flexibility issues during the first quarter of 2009 arising from stope re-drilling requirements and the rescheduling of stopes due to the conveyor belt failure.

Cash costs for the first quarter of 2009 were 4%, or $20 per ounce, higher than in the prior quarter due to reduced ounces produced ($127 per ounce, or 635%), offset by lower operating costs ($92 per ounce, or 460%) and a weaker Canadian dollar ($15 per ounce, or 75%). The decrease in operating costs was primarily attributable to employee costs ($1.9 million).

Exploration during the first quarter of 2009 continued to return successful results. Underground drilling on the PQ Deeps has extended the resources on the A-, C- and D-Blocks to the north, while drilling on the Moose Zone has extended both the northern and southern extents of the resource.  Surface drilling on the North Shore was completed, with the Northern Iron Formation being intersected higher up than a prior mineralised intercept. The surface winter drill programme was successful in filling resource gaps in both the Esker and Jets zones, while drilling was undertaken on the Esker North (ESN) and West Anticline (WAT) zones to better define their lithology and structure. Engineering and project work is progressing on mine underground infrastructure upgrades to increase ventilation and mining rates which will facilitate the future expansion at the mine.

GOLDCORP | 10

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

San Dimas mine, Mexico
	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tonnes of ore milled	164,100	172,800	161,300	150,200	173,200
Average mill head grade (grams/tonne)
– Gold	5.40	4.45	3.78	4.15	4.72
– Silver	266	243	234	264	302
Average recovery rate (%)
– Gold	97%	98%	97%	98%	97%
– Silver	94%	94%	93%	95%	94%
Produced (ounces)
– Gold	27,700	24, 100	19,000	19,500	24,100
– Silver	1,323,000	1,275,200	1,132,600	1, 210,900	1,494,800
Sold (ounces)
– Gold	28,000	23,800	19,100	19,000	26,900
– Silver	1,352,300	1,363,600	1,028,500	1,189,300	1,655,800
Average realized price (per ounce)
– Gold	$913	$786	$868	$904	$921
– Silver (1)	$4.02	$4.00	$3.95	$3.95	$3.95
Total cash costs per gold ounce (1)	$257	$252	$436	$597	$383
Financial Data
Revenues	$30.5	$24.8	$18.9	$20.8	$28.1
Depreciation and depletion	$2.6	$0.9	$1.6	$0.8	$2.5
Earnings from operations	$15.3	$13.1	$4.8	$1.4	$10.7
Expenditures on mining interests	$3.5	$7.0	$7.9	$9.9	$7.4

(1)	Silver was sold to Silver Wheaton at a price of $4.02 per ounce ($3.95 prior to November 2008). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

Gold production for the first quarter of 2009 was 15%, or 3,600 ounces, more than in the first quarter of 2008 as well as the prior quarter primarily due to strong gold grades in the Roberta and Robertita veins in the Central Block. Silver production for the first quarter of 2009 was 11%, or 171,800 ounces, less than in the first quarter of 2008, primarily due to 12% lower grades. Silver production for the first quarter of 2009 was 4%, or 47,800 ounces, more than in the prior quarter primarily due to 9% higher grades. Tonnage decreased 5% during the first quarter of 2009 in comparison to both the first quarter of 2008 and the prior quarter due to stope availability and an emphasis on high grade stopes in the Central Block.

Cash costs for the first quarter of 2009 were 33%, or $126 per ounce, lower than in the first quarter of 2008 mainly due to a weaker Mexican peso ($102 per ounce, or 81%), increased gold ounces produced ($15 per ounce, or 12%) and lower operating costs ($9 per ounce, or 7%). The decrease in operating costs was attributable to lower energy and fuel costs as a result of operating the Las Truchas hydro power generation as well as cost reduction initiatives.  The Las Truchas hydroelectric plant operations completely eliminated the need to use grid power during the first quarter of 2009. Further enhancements to the Las Truchas plant are expected to reduce reliance on grid power during the dry season.

Cash costs for the first quarter of 2009 were 2%, or $5 per ounce, higher than for the prior quarter mainly due to an increase in cyanide consumption and price.

During the first quarter of 2009, exploration advanced in the district with seven drill rigs operating. Positive results in the Roberta and Robertita veins indicate continued strong production from the Central Block.

The San Francisco ore pass whose main function is to reduce the haulage distances in the Central Block is expected to be complete by mid 2009. Development continues toward the Sinaloa Graben and is expected to be reached by the end of 2009.

GOLDCORP | 11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tonnes of ore mined	6,395,000	6,110,000	5,361,300	5,592,500	5,145,700
Tonnes of waste removed	7,620,400	6,606,700	5,694,900	4,569,000	5,685,400
Ratio of waste to ore	1.2	1.1	1.1	0.8	1.1
Tonnes of ore processed	6,436,700	6,113,800	5,429,300	5,725,700	4,911,300
Average grade processed (grams/tonne)	0.54	0.56	0.61	0.60	0.75
Average recovery rate (2)	43%	39%	37%	34%	40%
Gold (ounces)
– Produced	60,500	59,400	47,400	58,500	48,300
– Sold	60,700	58,700	47,600	58,400	50,400

Average realized gold price (per ounce)	$911	$794	$869	$899	$932
Total cash costs (per ounce) (1)	$467	$469	$391	$470	$277
Financial Data
Revenues	$55.8	$47.0	$42.1	$53.1	$47.0
Depreciation and depletion	$11.2	$11.2	$10.0	$10.8	$10.2
Earnings from operations	$15.9	$9.3	$12.7	$14.9	$21.4
Expenditures for mining interests	$21.4	$14.3	$12.9	$10.0	$12.3

(1)
Cash costs per ounce for the Los Filos open pit were $442 for the first quarter of 2009 compared to $451 in the fourth quarter of 2008 and $234 in the first quarter of 2008. Total cash costs reported have been combined with Nukay, the underground operation.

(2)
Recovery is reported on a cumulative basis starting in the second quarter of 2008, to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Total Los Filos mine production during the first quarter of 2009 was 60,500 ounces at total cash cost of $467 per ounce. Los Filos open pit gold production for the first quarter of 2009 was 22%, or 10,000 ounces, more than in the first quarter of 2008 at an additional cash cost of $208 per ounce. The increase in cash costs was attributable to the low cost inventory from the commissioning stage of the mine in the first quarter of 2008. Mine production, ore placing rate and solution flow rates to the process plant ramped up from the first quarter of 2008, increasing 34%, 31% and 42% respectively.

Gold production for the first quarter of 2009 for the Los Filos open pit operation was 55,000 ounces at a total cash cost of $442 per ounce, compared to 52,000 ounces at a total cash cost of $451 per ounce in the fourth quarter of 2008. Ore placing increased 5% to a rate of 2.1 million tonnes per month and recoverable gold ounces placed on the heap leach pad increased 5% to a monthly average of 20,500 ounces. The increase in production was attributable to the increase in mine production and the higher flow rates to the heap leach pad resulting from improvements to the loading sequence. The ore grade remained unchanged. Cash costs for the first quarter of 2009 were 2%, or $9 per ounce, lower than in the prior quarter due to increased production ($32 per ounce, or 355%) and a weaker Mexican peso ($5 per ounce, or 56%), offset by higher operating costs ($28 per ounce, or 311%). The increase in operating costs was mainly attributable to an increase in cyanide consumption and price.

Construction of the third stage of heap leach continued progressing as planned during the first quarter of 2009. Loading of first leach cells on the third stage started in December 2008. Construction of a dewatering trench and buttress to provide stability to the future growth of the heap leach pad started at the end of the first quarter of 2009. The engineering of the conveying system for the crushing and agglomerating plant is in an advanced stage and the system is expected to be commissioned in early 2010, which is expected to result in higher recoveries.

The Los Filos underground mine operating results for the first quarter of 2009 were 5,500 ounces of gold production and sales at a total cash cost of $712 per ounce.

GOLDCORP | 12

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico
	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tonnes of ore mined	670,500	643,600	630,200	614,500	636,500
Tonnes of waste removed	817,900	978,600	990,800	896,900	1,131,300
Ratio of waste to ore	1.2	1.5	1.6	1.5	1.8
Tonnes of ore milled	524,600	556,800	524,400	516,500	508,900
Average mill head grade (grams/tonne)	4.47	4.35	4.75	4.32	3.69
Average recovery rate	94%	95%	95%	94%	94%
Gold (ounces)
– Produced	70,900	73,800	76,200	67,700	56,500
– Sold	72,800	74,900	73,500	67,700	58,000

Average realized gold price (per ounce)	$913	$798	$861	$900	$930
Total cash costs (per ounce)	$120	$144	$147	$149	$159
Financial Data
Revenues	$67.1	$59.9	$63.7	$61.4	$54.3
Depreciation and depletion	$26.1	$26.2	$28.3	$24.5	$21.4
Earnings from operations	$31.6	$22.4	$24.1	$26.2	$23.4
Expenditures on mining interests	$1.3	$0.5	$2.2	$3.4	$2.3

Gold production for the first quarter of 2009 was 25%, or 14,400 ounces, more than in the first quarter of 2008 due to 21% higher grades and 3% higher mill throughput.  In comparison to the fourth quarter of 2008, gold production was 4%, or 2,900 ounces, less primarily due to 6% lower mill throughput.  Despite the continued strong production, El Sauzal is approaching the latter years of its mine life and a planned decline in production later this year is anticipated.

Total ore tonnes mined increased 5%, compared to the first quarter of 2008, and 4%, compared to the prior quarter, due to a lower strip ratio and shorter ore haul distances allowing for additional mining flexibility despite an aging fleet.

Cash costs for the first quarter of 2009 were $39 per ounce, or 25%, lower than in the first quarter of 2008 primarily due to increased ounces produced ($37 per ounce, 0r 94%) and a weaker Mexican peso ($47 per ounce, or 121%), offset by higher operating costs ($45 per ounce, or 115%).  The increase in operating costs was primarily attributable to an increase in cyanide consumption and price, as well as increased employee costs to retain key personnel.  In comparison to the prior quarter, cash costs were $24 per ounce, or 17%, lower due to a weaker Mexican peso ($16 per ounce, or 67%) and lower operating costs ($8 per ounce, or 33%) due to a decrease in community related expenditures.

Exploration activities during the first quarter of 2009 focused on the Guayacan drill project and evaluation of the Trini zone continued.

GOLDCORP | 13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tonnes of ore milled	531,500	531,400	387,700	373,400	552,500
Average mill head grade (grams/tonne)
– Gold	3.87	4.56	4.86	4.41	4.37
– Silver	77	87	98	87	88
Average recovery rate (%)
– Gold	93%	90%	91%	90%	91%
– Silver	62%	64%	61%	60%	59%
Produced (ounces)
– Gold	64,500	68,800	51,000	51,300	70,300
– Silver	857,200	932,600	699,600	673,700	906,700
Sold (ounces)
– Gold	67,700	66,500	51,000	56,400	67,400
– Silver	904,300	901,300	693,500	743,000	949,700
Average realized price (per ounce)
– Gold	$907	$807	$833	$901	$934
– Silver	$12.80	$10.43	$13.12	$17.40	$17.60
Total cash costs (per ounce) (1)	$217	$251	$304	$176	$55
Financial Data
Revenues	$73.0	$63.1	$51.7	$63.7	$79.6
Depreciation and depletion	$17.8	$17.3	$13.5	$14.2	$16.6
Earnings from operations	$28.9	$19.2	$13.4	$26.1	$41.3
Expenditures on mining interests	$7.4	$13.8	$9.8	$8.1	$3.6

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the three months ended March 31, 2009, would be $327 per ounce of gold and $4.51 per ounce of silver (three months ended March 31, 2008 – $241 and $4.42, respectively).

Gold and silver production for the first quarter of 2009 was 8%, or 5,800 ounces, and 5%, or 49,500 ounces less, respectively, than in the first quarter of 2008 primarily due to lower grades and tonnes milled, partially offset by a 2% and 5% increase in recoveries, respectively.  The 11% and 13% lower gold and silver head grades, respectively, were due to the different areas being mined. The 4% lower tonnes milled was due to harder rock and longer haul distance from the open pit which is consistent with the 2009 plan. The increase in recoveries was due to improvements in the Merrill Crowe and milling area, sampling and testing.

Underground ore mined for the first quarter of 2009 increased 22%, compared to the first quarter of 2008. Additional mining equipment and the implementation of long-hole stope mining in certain areas of the operation continued to have positive impact on the underground mining rate.  Open pit ore mined for the first quarter of 2009 increased 6%, compared to the first quarter of 2008. The use of contractors to haul construction materials to the tailings dam allowed pit crews to concentrate on mining.

Cash costs for the first quarter of 2009 were 295%, or $162 per ounce, higher than in the first quarter of 2008 due to lower silver by-product sales credits ($78 per ounce, or 48%), higher operating costs ($68 per ounce, of 42%) and higher royalties ($16 per ounce, or 10%). The increase in operating costs was attributable to employee costs, use of contractors and cyanide, offset by savings in electricity and fuel.

GOLDCORP | 14

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Gold and silver production for the first quarter of 2009 were 6%, or 4,300 ounces, and 8% or 75,400 ounces less, respectively, than in the fourth quarter of 2008 due to changes made to the mine plan in the fourth quarter of 2008. In comparison to the prior quarter, Marlin experienced 15% and 11% lower gold and silver grades, respectively, 3% higher gold recoveries and 3% lower silver recoveries.

Cash costs for the first quarter of 2009 were 14%, or $34 per ounce, lower than in the fourth quarter of 2008 due to higher silver by-product sales credits ($29 per ounce, or 85%) and lower operating costs ($23 per ounce, or 68%), offset by higher royalties ($18 per ounce, or 53%). The decrease in operating costs was attributable to positive variances in tires, fuel, and electricity, partially offset by an increase in employee costs.

GOLDCORP | 15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tonnes of ore mined	2,179,000	3,394,500	3,960,500	1,910,400	1,261,100
Tonnes of waste removed	5,839,000	5,706,400	6,562,100	7,084,300	7,394,700
Ratio of waste to ore	2.7	1.7	1.7	3.7	5.9
Tonnes of ore milled	3,341,600	3,751,000	3,361,900	3,508,000	3,442,400
Average mill head grade
– Gold (grams/tonne)	0.60	0.66	0.44	0.47	0.63
– Copper (%)	0.51%	0.63%	0.46%	0.41%	0.50%
Average recovery rate (%)
– Gold	73%	79%	72%	77%	74%
– Copper	82%	89%	84%	77%	79%
Produced
– Gold (ounces)	47,200	62,800	34,400	40,900	51,100
– Copper (thousands of pounds)	30,600	46,800	28,600	24,600	29,700
Sold
– Gold (ounces)	44,400	69,900	38,100	48,200	36,000
– Copper (thousands of pounds)	26,100	54,700	26,400	29,800	19,900
Average realized price
– Gold (per ounce)	$925	$800	$871	$902	$960
– Copper (per pound)	$2.29	$0.98	$2.48	$3.93	$5.18
Total cash costs (per gold ounce) (1)	$(368)	$212	$(112)	$(808)	$(1,610)
Financial Data
Revenues	$94.7	$105.3	$95.3	$157.1	$133.0
Depreciation and depletion	$18.3	$26.2	$16.5	$18.1	$14.5
Earnings from operations	$30.1	$2.0	$12.5	$52.6	$68.2
Expenditures on mining interests	$3.5	$9.1	$4.8	$4.2	$4.5

(1)
The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the three months  ended March 31, 2009 would be $348 per ounce of gold and $1.05 per pound of copper (three months ended March 31, 2008 – $287 per ounce of gold and $1.78 per pound of copper).

Goldcorp’s share of Alumbrera’s gold and copper production for the first quarter of 2009 was 8%, or 3,900 ounces less and 3%, or 900 thousand pounds more than in the first quarter of 2008 due to lower gold head grades and higher copper recoveries, respectively.

Cash costs for the first quarter of 2009 were 77%, or $1,242 per ounce, higher than in the first quarter of 2008 primarily due to lower copper by-product sales credits ($1,560 per ounce, or 125%).  The lower copper by-product sales credits has been offset by decreases in operating expenses related primarily to lower YMAD royalties ($10.7 million or $241 per ounce) and an increase in gold sales ($182 per ounce, or 15%).

Goldcorp’s share of Alumbrera’s gold and copper production for the first quarter of 2009 was 25%, or 15,600 ounces, and 35%, or 16,200 thousand pounds less, respectively, than in the fourth quarter of 2008 as a result of planned lower grades, recoveries and tonnes milled.  Lower grades were due to the stage of life of mine and transition between pit stages. Lower recoveries were a consequence of lower grades and processing of oxidized stockpile material.

GOLDCORP | 16

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the first quarter of 2009 were 274%, or $580 per ounce, lower than in the fourth quarter of 2008 due to higher copper by-product sales credits ($497 per ounce, or 86%), lower operating costs ($35 per ounce, or 6%) and lower YMAD royalties ($48 per ounce, or 8%) due to timing in shipments of concentrate. Copper by-product sales credits were higher due to higher realized copper prices, offset by a reduction in sales.  The positive provisional pricing impact of higher realized copper prices was $15.5 million, or $304 per ounce, of which $8.6 million, or $194 per ounce related to copper sales in the fourth quarter of 2008 that settled in the first quarter of 2009.  The decrease in operating costs was attributable mainly to lower consumption of consumables due to lower tonnes of ore milled and lower consumption rates.

No molybdenum production was realized during the first quarter of 2009 as planned. The plant operates intermittently when molybdenum availability permits and was restarted in the middle of March when higher grade molybdenum ore was treated.

Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention tax. Alumbrera continues to contest the payment of this retention and dialogue with the government is ongoing. The impact of the retention tax in the first quarter of 2009 was approximately $9.1 million (Goldcorp’s share) which has been excluded from cash costs. Including retention tax, consolidated cash costs would increase by $206 per ounce for the first quarter of 2009. The total amount of retention tax paid to date amounts to $56.6 million (Goldcorp’s share).

GOLDCORP | 17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tonnes of ore mined	1,280,600	1,990,000	1,514,500	1,861,500	1,100,300
Tonnes of waste removed	5,825,600	5,009,600	3,435,400	4,158,600	5,891,600
Ratio of waste to ore	4.5	2.5	2.3	2.2	5.4
Tonnes of ore processed	1,280,600	1,943,000	1,514,500	1,861,500	1,100,300
Average grade processed (grams/tonne)	0.50	0.45	0.57	0.56	0.52
Average recovery rate (%)	73%	70%	70%	70%	70%
Gold (ounces)
– Produced	16,600	27,200	21,800	25,200	22,000
– Sold	19,500	24,400	21,800	25,300	21,700
Average realized gold price (per ounce)	$912	$787	$879	$899	$930
Total cash costs (per ounce)	$728	$527	$693	$654	$561
Financial Data
Revenues	$17.8	$19.2	$19.2	$22.8	$20.2
Depreciation and depletion	$3.0	$2.9	$2.5	$2.6	$2.4
Earnings from operations	$0.5	$4.9	$0.0	$1.9	$5.3
Expenditures on mining interests	$1.8	$9.9	$1.4	$2.6	$0.7

Goldcorp’s share of Marigold’s gold production for the first quarter of 2009 was 25%, or 5,400 ounces, less than in the first quarter of 2008. The decrease in production was expected due to increased waste stripping and fewer ounces placed under leach late in 2008 and early in 2009. Gold placed on the leach pad late in the first quarter of 2009 improved significantly, resulting in 12% more ounces placed under leach in comparison to the corresponding period in 2008. Pit development during the first quarter of 2009 was focused on the waste-dominant top levels of the Basalt Phase 6 Pit, similar to the first quarter of 2008 when the initial development of the Antler Phase 6 Pit was under way. The strip ratio during the first quarter of 2009 was 17% lower than the first quarter of 2008 due to favorable mining to model variance which should result in increased production later in the year.

Cash costs for the first quarter of 2009 were 30%, or $167 per ounce, higher than in the first quarter of 2008, primarily due to reduced ounces produced ($65 per ounce, or 39%) and higher operating costs ($102 per ounce, or 61%). The increase in operating costs was attributable to higher maintenance costs due to cyclical major shovel repairs ($2.0 million) and higher reagent costs ($0.6 million), partially offset by lower mining consumables which includes a 55% decrease in fuel costs ($1.3 million).

During the first quarter of 2009, Marigold received truck components to start assembling two new trucks as part of the seven truck fleet replacement program, replacing the 172-tonne trucks with the more fuel efficient and productive 312-tonne trucks to improve future operating costs. All seven new trucks are expected to be fully operational by the end of the third quarter of 2009.

Gold production during the first quarter of 2009 was 39%, or 10,600 ounces, less than in the fourth quarter of 2008 due to a 27% decrease in ounces stacked on the leach pad. The decrease in ounces stacked was the result of planned lower ore mining as operations shifted from the low strip ratio Antler Pit bottom in the prior quarter to the waste-dominant upper levels of the Basalt Phase 6 Pit.

GOLDCORP | 18

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the first quarter of 2009 were 38%, or $201 per ounce, higher than in the prior quarter due to reduced ounces produced  ($133 per ounce, or 66%) and higher operating costs ($68 per ounce, 34%). The increase in operating costs was primarily attributable to higher maintenance costs ($0.8 million) and lower grade ore processed and placed on the pad in the prior quarter ($3.2 million), partially offset by lower fuel costs ($0.8 million).

Development drilling during the first quarter of 2009 focused on final definition of the Basalt Pit ultimate limits. Exploration drilling continued to focus on the evaluation of the Trout Creek Fault Zone that hosts the Marigold ore bodies.

GOLDCORP | 19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Wharf Mine, United States

	Three Months Ended
Operating Data	March 31 2009	December 31 2008	September 30 20088	June 30 2008	March 31 2008
Tonnes of ore mined	696,600	675,700	824,800	838,000	764,600
Tonnes of ore processed	633,100	700,200	906,500	677,900	661,200
Average grade processed (grams/tonne)	0.75	0.56	0.72	1.24	0.99
Average recovery rate (%)	69%	70%	70%	68%	70%
Gold (ounces)
– Produced	15,300	18,200	15,900	15,000	11,600
– Sold	14,200	18,900	14,600	16,600	12,100
Average realized gold price (per ounce)	$910	$834	$859	$900	$913
Total cash costs (per ounce)	$674	$511	$408	$448	$568

Financial Data
Revenues	$13.7	$16.1	$13.8	$15.9	$11.4
Depreciation and depletion	$1.4	$1.0	$0.8	$0.9	$0.9
Earnings from operations	$1.9	$4.8	$5.6	$6.3	$3.0
Expenditures on mining interests	$0.3	$0.5	$6.8	$2.4	$0.6

Gold production for the first quarter of 2009 was 32%, or 3,700 ounces, more than in the first quarter of 2008.  In comparison to the first quarter of 2008, Wharf experienced 24% lower grades and 4% lower tonnes processed.  However, plant improvements offset the impact of the lower grades and tonnes. Improvements included higher plant efficiency, the installation of the effluent enrichment system and a faster leaching rate of ore placed on pad 5.

Cash costs for the first quarter of 2009 were 19%, or $106 per ounce, higher than in the first quarter of 2008 primarily due to reduced ounces placed under leach and a 5% increase in operating costs. The increase in operating costs was attributable to labour and cyanide consumption, offset by lower fuel costs.

Gold production for the first quarter of 2009 was 16%, or 2,900 ounces, less than in the fourth quarter of 2008 due to the timing of ounces placed under leach, offset by the positive impact of the effluent enrichment system.  The ore mined during the first quarter of 2009 was sourced from the American Eagle Pit where grades are starting to improve as the pit advances into the high grade lower contact ore.

Cash costs for the first quarter of 2009 were 32%, or $163 per ounce, higher than in the prior quarter primarily due to lower grade ore processed and placed on the pad in the prior quarter.

Successful exploration and definition drilling in the American Eagle Pit area and adjacent to the Trojan and Deep Portland Pits should extend mine life through 2012. Development drilling will continue during the remainder of 2009 to better define the resource modeling and to explore additional targets.

GOLDCORP | 20

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

PROJECT DEVELOPMENT REVIEW

Peñasquito Project, Mexico

Peñasquito is a 100% owned project which is currently in development. The feasibility study envisages an ancillary heap leach operation (which started in the second quarter of 2008), followed by a 50,000 tonne per day milling operation starting in mid-2009, ramping up to 130,000 tonnes per day in 2011 with the addition of a second milling circuit. Annual production over the life of mine (estimated at 22 years) is expected to average approximately 500,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In December 2008, new reserves were calculated using the latest exploration data and the deposit now contains 17.4 million ounces of proven and probable gold reserves, 4.6 million ounces of measured and indicated gold resources and 5.3 million ounces of inferred gold resources. In addition, Peñasquito contains 1,045.7 million ounces of proven and probable silver reserves, 369.7 million ounces of measured and indicated silver resources and 395.1 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the reserve base. The deposit remains open to the north, east, and at depth. Exploration drilling remains in progress.

Project Status

The first phase of the sulphide process plant remains on track for commissioning during mid-2009, with the ramp-up of concentrate production and sales of concentrate anticipated in the fourth quarter of 2009. As at March 31, 2009, total project expenditures and commitments are $1.556 billion, of which $1.349 billion is spent and $207.2 million is committed.  Included in the total project expenditures and commitments is $162.5 million related to spent and committed sustaining capital.  The current capital estimate to mechanical completion remains at less than 10% above the November 2007 $1.49 billion capital estimate.

During the first quarter and early part of the second quarter of 2009, several major milestones related to the sulphide mining and processing facilities and related infrastructure were achieved at Peñasquito:

Related to mining activities and exploration:

•
Mining activities aimed at exposing sulphide ore for commencement of the processing operations have been advancing very successfully.  Overburden is being removed and oxidized material is being hauled to the oxide heap leach facility in order to access the sulphide ore beneath.  At mid-April, 2.3 million tonnes of sulphide ore was stockpiled at the primary crusher.

•	The average mining rate is now in excess of 500,000 tonnes per day following the commissioning of the fourth 70 cubic yard shovel in January 2009 and the 52nd (300-tonne) haul truck in April 2009.

•	Construction of the heavy equipment washbay at the truckshop was completed and is ready for commissioning.

•
During the first quarter and early part of the second quarter, exploration drilling on the site focused on defining the southern extent of the Chile Colorado mineralization and condemnation drilling in this area, in order to locate future site infrastructure.  Regional exploration is focused on a number of compelling targets, including delineation drilling at Noche Buena and initial drill tests at El Quemado and Gallos Blancos.

Related to infrastructure:
•	The permit was received for water requirements to support full production throughout the mine-life.

•
Accumulation of water and the supporting infrastructure to support the processing start-up continues.  Water from the well fields [Torres (13 wells) and El Vergel (12 wells)] and the seven pit-dewatering wells continued pumping into the tailings reservoir.  Installation of the 42” carbon steel reclaim water pipelines to feed the process water pond continued.  Excavation of the clay borrow pit started and when complete will be used for additional water storage.

GOLDCORP | 21

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

•	The tailings starter dam liner installation was completed.

Related to the processing facilities:

•
Commissioning of the primary crusher commenced early in the second quarter with the first material crushed and conveyed on April 10, 2009.  A number of key components were successfully pre-commissioned including equipment ancillary to the primary crusher, lead and zinc thickeners and all five Apron feeders for Line 1.

•
Grinding circuit construction progressed with the completion of the pole alignment for the SAG mill motor stator; substantial completion of the concrete slabs around the mill; installation of the liner in both Ball Mills, installation of the feed and discharge chutes; completion and connection of the lubrication rooms for the SAG and Ball Mills; and the mechanical completion of the feed bins, feeders and two pebble crushers.

•	The Line 1 lead circuit flotation cells were completed.

Oxide Processing Facilities - The Heap-Leach operations processing facilities produced pre-commissioning production of 16,400 ounces of gold and 641,300 ounces of silver, with total costs for the quarter being $8.9 million ($13 million project to date).  The costs are capitalized and the proceeds of any sales during this pre-commissioning production phase are offset against the capitalized mining costs.

Éléonore Project, Canada

The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada.  The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2008, the deposit contained 2.3 million ounces of indicated gold resources at an average grade of 10.05 grams per tonne and 3.0 million ounces of inferred gold resources at an average grade of 12.75 grams per tonne.

During the first quarter of 2009, drilling at Éléonore was reduced with one rig in operation, concentrating on the deep, north and south extensions of the deposit. Positive drilling results continue to be received with additional high grade intersects.  The focus in 2009 is to continue to define and understand the deposit and high grade potential of the ore body.

Project work continues on block modeling, with a focus on the higher grade areas in the deposit, including new zones discovered with recent drilling. The mine environmental and social impact assessment (ESIA) work is continuing and a completion of an internal pre-feasibility study is planned for the end of 2009.

Collaborative work continues between Goldcorp, Wemindji and the Grand Council of the Crees to support the advanced exploration program and continue developing a collaboration agreement for the future mine.

Capital expenditures in the first quarter of 2009 amounted to $2.9 million, consisting of exploration drilling, study and permitting.  Cumulative expenditures to date since acquisition amounted to $163.9 million.  At March 31, 2009, Goldcorp’s investment in Éléonore is $807.0 million, which includes a future income tax liability of $220 million arising on acquisition.

GOLDCORP | 22

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2008, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.

Construction of two declines continued during the first quarter of 2009 and reached the outline of the ore body from both north and south access ramps as planned.  The two declines will serve as permanent access ramps during the operation of the underground mine. Definition drilling is planned for later in 2009 and ore samples will be collected for metallurgical testing to assist with design optimization of the process plant.

Exploration drilling of the geothermal resource commenced in the fourth quarter of 2008 and the first and second wells were completed in the first quarter of 2009. Drilling of a third well commenced with a total of four exploration wells planned in the program.  Completion tests of the exploration wells are ongoing with the aim of advancing to a feasibility study following successful completion of the exploration drilling program.

Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo is a 22.4 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.0 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.

The demolition of the old plant facilities was completed early in the first quarter of 2009.  Mining equipment commissioned late in 2008 was used to begin construction of the haul road to the tailings impoundment site.  Engineering work by Fluor and Hatch continues to be slightly behind schedule but not sufficient to alter the anticipated initial production in the fourth quarter of 2011.  Dialogue continued with the government on the modifications to the Special Lease Agreement (SLA). The acquisitions of the Puerto Viejo land-based and Seaboard barge-mounted power plants were completed at the end of the first quarter of 2009.

Good progress has also been made with the community relocations.  The land identified as the relocation site was purchased and negotiations with the few landowners who have yet to agree to relocation continued.

Consultation on the power line right of way continued with the communities, and was progressing well by the end of the first quarter of 2009.  This power line is one of the critical path items for meeting the anticipated initial production date.  Other critical path items include the delivery of the autoclaves and release of the El Llagal area for construction of the tailings impoundment.

To date Goldcorp has invested $351.2 million, $90.3 million of which related to the initial acquisition costs in 2006, with the balance of $260.9 million being funds invested to finance ongoing project development activities.  The project partners continued discussions with a group of lenders to put in place up to $1 billion of project financing (100% share), which covers a portion of the total capital cost of the project.  Closing of this financing is expected in the third quarter of 2009.

GOLDCORP | 23

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	Three Months Ended March 31
	2009	2008
Corporate administration	$30.0	$25.1
Exploration	8.1	12.5

Non-cash stock based compensation expense, included in corporate administration, increased by $5.1 million during the three months ended March 31, 2009, compared to the three months ended March 31, 2008 due to the issuance of new stock options and restricted share units (“RSU’s”) as well as the vesting of previously issued stock options and RSU’s. Excluding stock based compensation expenses, corporate administration for the three months ended March 31, 2009 is consistent with the three months ended March 31, 2008.

Exploration costs decreased by $4.4 million during the first quarter of 2009, compared to the first quarter of 2008, primarily due to reduced spending at the Red Lake Mines in line with the Company’s 2009 plan.

OTHER INCOME (EXPENSES)
	Three Months Ended March 31
	2009	2008
Interest and other income (expenses)	$(0.3)	$9.7
Interest expense and finance fees	(0.5)	(5.6)
Share of income of equity investee	-	3.8
Gain (loss) on foreign exchange	116.7	(66.6)
Gain (loss) on non-hedge derivatives	1.0	(31.6)
Gain (loss) on securities, net	0.3	(1.5)
Gain on disposition of Silver Wheaton shares	-	292.5
Dilution gains (loss)	(0.7)	2.1
	$116.5	$202.8

The decrease in interest and other income (expenses) during the three months ended March 31, 2009, as compared to the three months ended March 31, 2008 is primarily due to the significant cash balances held during the three months ended March 31, 2008. The significant cash balances arose from the Peñasquito silver stream sales in the third quarter of 2007 and the sale of Silver Wheaton shares in the first quarter of 2008.

During the three months ended March 31, 2009, the Company incurred $0.5 million of interest expense and finance fees compared to $5.6 million during the three months ended March 31, 2008. The decrease in interest expense and finance fees is due to lower balances outstanding under the Company’s revolving credit facility and the exclusion of Silver Wheaton’s non-revolving loans as a result of the Company’s sale of its interest in Silver Wheaton on February 14, 2008, offset slightly by borrowings under Terrane’s non-revolving term loan.

The share of income of equity investee earned during the three months ended March 31, 2008 related to the Company’s investment in Peak Gold which was accounted for using the equity method. Upon Goldcorp losing significant influence over Peak Gold during the second quarter of 2008, the investment was designated and accounted for as an available-for-sale investment measured at fair value.

The Company recorded $116.7 million of gain on foreign exchange in the three months ended March 31, 2009 resulting primarily from the impact of the weakened Canadian dollar and Mexican Peso on the Company’s future income tax liabilities, which are denominated in local currencies. At March 31, 2009, the Company had $3.0 billion of future income tax liabilities which arose from acquisitions of mining interests and are monetary items translated each quarter end at current exchange rates. The gain on foreign exchange resulting from translation of the future income tax liabilities is slightly offset by the loss on foreign exchange resulting from the impact of the

GOLDCORP | 24

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

weakened Canadian dollar and Mexican peso on the Company’s cash and cash equivalents, accounts receivable and other monetary assets denominated in local currencies.

As discussed under “Financial Instruments and Related Risks” below, the Company entered into foreign currency and heating oil forward purchase and collar contracts to normalize its operating expenditures in US dollar terms. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to market at each period end with changes in fair value recorded in earnings for the period.  A net gain of $1.0 million was recorded in the first quarter of 2009, comprised of a realized gain of $0.1 million on matured contracts and a mark-to-market gain of $0.9 million.

A $0.3 million gain on securities was recorded in the three months ended March 31, 2009 relating to the Company’s investments in warrants.

On February 14, 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% remaining interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million before tax ($136.5 million after tax).

During the first quarter of 2009, Terrane renounced the income tax benefits relating to the C$5.5 million flow through shares issued in the third quarter of 2008. The amount renounced is reduced from share capital as share issue costs which resulted in a reversal of previously recorded dilution gain of $0.7 million. Prior to the disposition of Silver Wheaton shares on February 14, 2008, stock options, warrants and RSU’s held by non-controlling interests were exercised and resulted in a 0.1% dilution in Goldcorp’s interest and a dilution gain of $1.8 million.  The remaining $0.3 million in net dilution gain for the three months ended March 31, 2008 resulted from the exercise of stock options by non-controlling interests in Terrane, offset by the reversal of dilution gain previously recorded upon renouncement of the income tax benefits relating to the C$5.0 million flow through shares issued in the second quarter of 2007.

INCOME AND MINING TAXES

Income and mining taxes for the three months ended March 31, 2009 totaled $27.1 million (three months ended March 31, 2008 -$183.6 million), approximately 13.1% of earnings before taxes, foreign exchange gain from translation of future income tax assets and liabilities, dilution loss or gains and stock option expense, which are not subject to taxation, deductible, or likely to be utilized (three months ended March 31, 2008 – 38.2%).

The lower effective tax rate in the first quarter of 2009 is primarily due to additional tax benefits recognized from the harmonization of Ontario corporate income tax with the Federal tax system and the final settlement of certain tax audit issues.  The higher effective tax rate in the first quarter of 2008 is primarily due to the future income taxes payable on the disposition of the Silver Wheaton shares of $155.9 million.  Adjusted for these and other items, the effective tax rate would be 26%.

The future income tax liability on the disposition of the Silver Wheaton shares will be payable in the first quarter of 2010, and as a result, the income tax liability was reclassified from future to current liability in the first quarter of 2009.  The impact of this reclassification was a future income tax recovery and current income tax expense of $155.9 million on the statement of earnings, with no impact to net earnings.  Cash flows for the first quarter of 2009 also were not impacted due to the non-cash nature of this transaction.

GOLDCORP | 25

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

NON-CONTROLLING INTERESTS

The non-controlling interests at March 31, 2009 relates to Goldcorp’s non-wholly owned subsidiary, Terrane.

Goldcorp’s interest in Terrane during the first quarter of 2008 was 68%. As a result of a C$5.5 million private placement of common shares during the third quarter of 2008, Goldcorp’s interest decreased from 68% to 66%. The non-controlling interests’ share of the net income for Terrane for the three months ended March 31, 2009 amounted to $0.3 million compared to $1.9 million for the three months ended March 31, 2008.

The remaining $7.2 million of non-controlling interests’ share of net income for the three months ended March 31, 2008 related to Silver Wheaton. The Company disposed of its remaining 48% interest in Silver Wheaton on February 14, 2008.

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per gold ounce to operating expenses per the consolidated financial statements for the three months ended March 31:

	2009	2008
Operating expenses per consolidated financial statements (1)	$258.6	$258.5
Treatment and refining charges on concentrate sales	5.6	5.7
By-product silver and copper sales, and other	(78.0)	(128.4)
Alumbrera export retention	(9.1)	(9.7)
Non-cash adjustments and other	(2.5)	(3.6)
Total cash costs (by-product)	$174.6	$122.5
Divided by ounces of gold sold	605,300	514,800
Total cash costs (by-product) per gold ounce(2)	$288	$238

(1)	$6.6 million in royalties for the three months ended March 31, 2009 are included in operating expenses per the consolidated financial statements (three months ended March 31, 2008 - $19.1 million).

(2)
If silver and copper production for Marlin and Alumbrera, respectively, were treated as co-products, total cash costs would be $354 per ounce of gold for the three months ended March 31, 2009 (three months ended March 31, 2008 - $397).

(3)	San Martin ended its mining process in October 2007, and is therefore excluded from the figures above.

GOLDCORP | 26

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings per the consolidated financial statements for the three months ended March 31:

	2009	2008
Net earnings per consolidated financial statements	$290.9	$229.5
Foreign exchange loss (gain) on translation of future income tax liabilities	(121.4)	56.6
Unrealized loss (gain) on non-hedge derivatives, net of tax	(0.6)	16.0
Loss (gain) on securities, net of tax	(0.3)	1.2
Dilution loss (gains)	0.7	(2.1)
Gain on disposition of Silver Wheaton shares, net of tax	-	(136.5)
Total adjusted net earnings	$169.3	$164.7
Weighted average shares outstanding (000’s)	729,751	709,296
Adjusted net earnings per share	$0.23	$0.23

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents and derivative assets.  To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at March 31, 2009 is considered to be negligible. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. The foreign currency and heating oil forward purchase and collar contracts are entered into with large international financial institutions with strong credit ratings.

GOLDCORP | 27

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

The Company’s maximum exposure to credit risk at March 31, 2009 is as follows:
	March 31 2009	December 31 2008
Cash and cash equivalents	$260.8	$262.3
Accounts receivable	201.1	178.6
Current derivative assets	1.0	-
	$462.9	$440.9

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the three months ended March 31, 2009, the Company generated operating cash flows from continuing activities of $298.1 million (three months ended March 31, 2008 - $216.3 million).

At March 31, 2009, Goldcorp held cash and cash equivalents of $260.8 million (December 31, 2008- $262.3 million) and had working capital of $311.5 million (December 31, 2008 - $286.8 million).

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At March 31, 2009, the amount outstanding under this credit facility was $95.0 million. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. At March 31, 2009, the amount outstanding was C$11.5 million ($9.1 million).

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2009:

	March 31, 2009					December 31, 2008
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$278.7	$-	$-	$-	$278.7	$294.0
Current derivative liabilities	0.1	-	-	-	0.1	-
Debt re-payments (principal portion)	9.1	-	95.0	-	104.1	5.3
Capital expenditure commitments	245.0	36.6	-	-	281.6	294.1
Minimum rental and lease payments	2.1	2.9	2.9	12.7	20.6	11.4
	$535.0	$39.5	$97.9	$12.7	$685.1	$604.8

At March 31, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $204.9 million (December 31, 2008 - $201.3 million).

In the opinion of management, the working capital at March 31, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2009 with a focus on bringing Peñasquito to commercial production in January 2010 and further developing Pueblo Viejo are forecasted to be $1.05 billion. These expenditures will be funded partly by cash flows from operations including sales of pre-commercial production at Peñasquito, available funding under the $1.5 billion credit facility and an anticipated project financing loan of $1.0 billion for Pueblo Viejo ($400 million – Goldcorp’s share).

GOLDCORP | 28

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

For the periods beyond 2009, the Company’s cash flows from operations are expected to significantly increase with commercial production at Peñasquito and are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

Market Risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk.  Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. At March 31, 2009, the Company had $3.0 billion of future income tax liabilities which arose from the acquisitions of Glamis and Placer Dome assets in 2006 and of Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in net earnings for the period.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at March 31, 2009:

March 31, 2009	Cash and cash equivalents	Accounts receivable and other current and long-term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current portion of ong term debt	Future income tax liabilities
Canadian dollar	$3.5	$12.6	$(169.6)	$(82.4)	$(9.1)	$(842.7)
Mexican peso	22.8	94.0	3.0	(129.9)	-	(2,120.4)
Argentinean peso	2.5	33.4	1.0	(32.3)	-	(17.0)
Guatemalan quetzal	1.0	11.6	-	(12.5)	-	(5.2)
	$29.8	$151.6	$(165.6)	$(257.1)	$(9.1)	$(2,985.3)

December 31, 2008	Cash and cash equivalents	Accounts receivable	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Long term debt	Future income tax liabilities
Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	-	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	-	(139.3)
Guatemalan quetzal	1.2	11.2	-	(13.3)	-	(4.6)
	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

GOLDCORP | 29

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

During the three months ended March 31, 2009, the Company recognized a gain of $116.7 million on foreign exchange (three months ended March 31, 2008 – loss of $66.6 million). Of this amount, $121.4 million resulted from the translation of future income taxes denominated in currencies other than US dollars (three months ended March 31, 2008 - $56.6 million foreign exchange loss). Based on the above net exposures at March 31, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $200.1 million increase or decrease in the Company’s after-tax net earnings for the three months then ended.

During the three months ended March 31, 2009, the Company entered into Canadian dollar and Mexican peso forward purchase and collar contracts to purchase the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual Canadian dollar and Mexican peso operating expenditures.

(ii)           Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its outstanding borrowings and cash and cash equivalents. Presently, all of the Company’s credit facilities are at floating interest rates.  The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company during the three months ended March 31, 2009 on its outstanding borrowings was 0.80%. At March 31, 2009, a 10% increase or decrease in this interest rate would result in a nominal decrease or increase in the Company’s after-tax quarterly net earnings.  The average interest rate earned by the Company during the three months ended March 31, 2009 on its cash and cash equivalents was 0.23%.  A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax quarterly net earnings.

(iii)           Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.  Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in the price of gold, silver and copper would result in a $28.4 million increase or decrease in the Company’s after-tax quarterly net earnings.

The Company has a policy not to hedge gold sales. The Company’s Risk Management Policy does allow for base metal hedging.   At March 31, 2009, the Company has not entered into any contracts relating to the management of its exposure to future base metal production and prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity.  A 10% increase or decrease in diesel fuel market prices would result in a $1.8 million decrease or increase in the Company’s after-tax quarterly net earnings. During the three months ended March 31, 2009, the Company entered into heating oil forward purchase contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price.  In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual diesel consumption.

Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

GOLDCORP | 30
Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

OTHER RISKS AND UNCERTAINTIES

There were no changes to the Company’s exposure to risks and other uncertainties as described in the 2008 year end “Management’s Discussion and Analysis”.

CHANGE IN ACCOUNTING POLICY

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted the Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”).   EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supercedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required.  EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application.  The adoption of EIC – 174 did not result in a material impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2008 consolidated financial statements describe all of the Company’s significant accounting policies.

GOLDCORP | 31

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost and estimated net realizable value.  These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered.  The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove inaccurate, the Company could be required to write down the carrying amount of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At March 31, 2009 the average cost of inventory is significantly below its net realizable value.

Mining Interests

The Company records mining properties at cost. In accordance with Canadian GAAP, the Company capitalizes pre-commissioning production expenditures net of revenues received as part of cost. Exploration costs are expensed as incurred to the date of establishing that costs incurred are economically recoverable, at which time exploration costs are capitalized and included in the carrying amount of the related property.

A significant portion of the Company’s mining properties is depleted and amortized on a unit-of-production basis. Under the unit-of-production method, depletion and amortization of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amount of its mining properties, or to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

Canadian GAAP requires the Company to consider at the end of each accounting period whether there has been an impairment of its mining properties. For producing properties, this assessment is based on expected future net cash flows to be generated from the mine. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amount of its mining properties, which would reduce the Company’s earnings and net assets. At March 31, 2009, the Company assessed the change in factors which may indicate a need for impairment at each property, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.

Plant and equipment is depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amount of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

GOLDCORP | 32

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Goodwill and Impairment Testing

The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities assigned to the reporting unit.

The Company performs an impairment test, on an annual basis, to determine whether the carrying amount of goodwill is no longer recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. This annual test is performed at December 31 of each fiscal year. At the end of each period, the Company reviews its reporting units to determine whether current events and circumstances indicate that the carrying amount of goodwill may not be recoverable.  A review of the Company’s reporting units at March 31, 2009 indicate that no such impairment indicator exists.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense). Adjustments to the liability are also made for changes in the estimated future cash flows underlying the initial fair value measurements which result in a corresponding change to the carrying value of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amount of its mining properties or increase the amount of future depletion and amortization expense. A write-down of the carrying amount of mining properties due to changes in estimates of costs will have a corresponding impact to the liability and no impact to net assets. An increase to future depletion and amortization expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not, more likely than not, to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax assets and liabilities recorded at the balance sheet date.

GOLDCORP | 33

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Foreign Currency Translation

The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using the rate of exchange at the transaction date; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the exchange rate prevailing at the balance sheet date; and foreign exchange gains and losses are included in earnings. Of the $116.7 million in gain on foreign exchange recognized during the three months ended March 31, 2009, $121.4 million related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Accounting policies to be implemented effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted. The Company is currently considering early adoption of these sections, which requires that all three sections be adopted at the same time.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.  The transition may also impact business activities, such as foreign currency and other hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company has completed the scoping and planning phase. The detailed assessment phase (“phase 2”) which is in progress will result in accounting policies and transitional exemptions decisions, estimates of quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The Company expects to complete the shell financial statements including estimates of the anticipated financial statement impact by the end of the third quarter of 2009. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011

GOLDCORP | 34

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

and beyond. The Company will continue to monitor changes in IFRS throughout the duration of the conversion process and assess their impacts on the Company and its reporting.

OUTLOOK

The Company expects to produce 2.3 million ounces of gold at an average cash cost of approximately $365 per ounce (by-product) and $400 per ounce (co-product) in 2009.  Gold production levels on a quarterly basis are expected to be generally consistent throughout 2009. Assumptions used to forecast total cash costs for 2009 include a by-product silver price of $10.00 per ounce, a by-product copper price of $1.75 per pound, an oil price of $65 per barrel and the Canadian dollar and Mexican peso at 1.20 and 12.50 respectively to the US dollar.

Total capital expenditures for 2009 are forecast at $1.4 billion, including $530 million for Peñasquito and $430 million for Pueblo Viejo.  Total exploration expenditures in 2009 are expected to amount to $95 million, of which approximately one-third will be expensed, with efforts focused on replacing reserves mined throughout the year.  Total corporate and administrative expense, excluding stock based compensation expense, is forecast at $74 million for 2009. Depreciation and depletion expense is expected to be $472 million, and the Company expects an overall effective tax rate of 35% for the remainder of 2009.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

GOLDCORP | 35

First Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, a proportionately consolidated entity in which the Company has a 37.5% interest, as the Company does not have the ability to dictate or modify controls at the entity. Alumbrera constitutes 5% of net assets, 4% of total assets, 15% of earnings from operations and 4% of net earnings of the unaudited interim consolidated financial statement amounts as of and for the three months ended March 31, 2009.

GOLDCORP | 36

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All forward-looking statements and forward-looking information are developed based on assumptions about such risks, uncertainties and other factors set out herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2008, dated March 13, 2009, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

GOLDCORP | 37